SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For November, 2026
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO – SABESP

COMPANHIA ABERTA

CNPJ 43.776.517/0001-80

NIRE 35.3000.1683 -1

MATERIAL FACT

Companhia de Saneamento Básico do Estado de São Paulo – Sabesp (the “Company”), announces that, at the meeting held on this date, the Board of Directors approved the crediting of interest on equity to the Company's shareholders, in the total gross amount of R$ 2,636,971,532.99 (two billion, six hundred and thirty-six million, nine hundred and seventy-one thousand, five hundred and thirty-two reais and ninety-nine cents) corresponding to 50% (fifty percent) of the net profit determined in the nine-month period of 2026, after the constitution of the legal reserve of 5% (five percent), observing the retentions and other provisions foreseen in the current legislation.

Interest in Shareholders' Equity

The interest paid as remuneration on equity totals a gross amount of R$ 2,636,971,532.99 (two billion, six hundred and thirty-six million, nine hundred and seventy-one thousand, five hundred and thirty-two reais and ninety-nine cents), corresponding to R$ 0.75197707687 per common share issued by the Company, excluding shares held in treasury. It will be paid until the date of the Company's Ordinary General Meeting that approves the financial statements for the fiscal year 2026.

The total gross amount of interest on equity hereby credited will be applied toward and deducted from the mandatory dividends relating to the fiscal year ending December 31, 2026, in accordance with the Company’s Profit Allocation and Dividend Distribution Policy and will not be subject to monetary adjustment.

Shareholders listed in the Company's shareholder base at the close of trading on November 10, 2026, will be entitled to the interest on shareholders' equity credited hereby. The Company's shares will trade "ex-interest on equity" on B3 S.A. – Brasil, Bolsa, Balcão from November 11, 2026 (inclusive).

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO

Additional information regarding the resolutions mentioned above can be found in the minutes of the Board of Directors’ meeting held on November 05, 2026, available at the Company’s headquarters and on its Investor Relations website (https://ri.sabesp.com.br/), as well as on the websites of B3 S.A. – Brasil, Bolsa, Balcão (www.b3.com.br) and the Brazilian Securities Commission (www.cvm.gov.br).

São Paulo, November 05, 2026.

Daniel Szlak

Chief Financial and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: November 5, 2026

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Daniel Szlak
Name: Daniel Szlak Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.